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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

October 25, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0740
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 3 - SECURITIES AND TRADING MARKETS

Item 3.02 Unregistered Sales of Equity Securities.

On October 21, 2005, the company sold 10,000 Class A Preferred Shares to an existing shareholder at the stipulated price of $4.00 per share for gross proceeds of $40,000.

This shareholder is a business consultant with the company, is very familiar with its business and operations, and consequently the company is claiming that this transaction is exempt from registration under Section 4(2) of the Securities Act of 1933 in as much as it constitutes a transaction not involving a public offering.

SECTION 8 - OTHER EVENTS
Item 8.01 Other Events.

CEO Update – October 25, 2005
The Anatomy of a Deal

I receive numerous telephone calls each day from shareholders asking about the issues involved in Torvec making a "deal." While it has not been our practice to discuss the terms of ongoing negotiations, I believe it makes sense to disclose to you the structure of the deal that we are now discussing with Shanghai Automotive/Peng Pu as well as with a number of other automotive companies. I want to emphasize that these discussions are ongoing and that, therefore, the structure and/or terms may change. I also want to stress that while no agreement on final terms has been reached, we are excited about our prospects. We are confident that a deal will be struck for 3 basic reasons:

- o   our products --- the FTV, IVT, Iso-Torque and CVJoint --- speak for themselves and have never performed better. For example, the Iso-Torque has been installed in our Nissan 350Z. Its performance in tests has been nothing short of fantastic. The Iso-Torque will be featured in our next CEO update to be released later this week. Press the Iso-Torque icon on this website for a preview. Also, please go to How Stuff Works for background information on the history and function of differentials;

- o   Keith and I, together with our father, have already successfully designed, developed, negotiated and commercialized automotive technology and therefore have the experience, know-how and industry contacts to deal with the worldwide auto industry. We are not neophytes - we were successful in the past; we will be successful in the future;

- o   our passion to succeed is unsurpassed --- even our most severe critics acknowledge that no one possesses a greater desire to make Torvec successful than Keith and I. We have no intention to flag or fail; on the contrary, we have every intention to stay the course and give our faithful shareholders what we all desire - a "deal" that is good for Torvec and all of our shareholders.

As previously announced, Torvec is in discussions with Shanghai Automotive/Peng Pu. The proposed structure involves the creation of a joint venture comprised of Shanghai Automotive, Torvec and Peng Pu wherein Shanghai Automotive would contribute US dollars or equity, Peng Pu would provide manufacturing and distribution and Torvec would provide engineering designs, drawings and all know-how with respect to its Full Terrain Vehicle (FTV). Specifically:

1. Torvec will provide the joint venture with exclusive world wide manufacturing rights and exclusive marketing rights in Asia, Australia, New Zealand, Africa, and Europe. To this end, Torvec will provide engineering designs, drawings and know-how with respect to its FTV™ technology, it being understood Torvec will retain the ownership of the numerous patents that have been issued, are pending, and/or may be filed in the future with respect to the FTV™.

2. The joint venture will receive exclusive world wide manufacturing rights and exclusive marketing rights in Asia, Australia, New Zealand, Africa, and Europe, conditioned upon the joint venture's fulfillment of all of Torvec's supply requirements with respect to marketing of the FTV™ by Torvec in accordance with number 5 below. Pursuant to the license granted to the joint venture by Torvec, Peng Pu will be able to utilize all of Torvec's patented technology associated with the FTV™ in any equipment manufactured by Peng Pu. The patented technologies include Torvec's multiple steer drive technology, modular substructure technology including suspension components and its rubber track technology.

3. A good faith, nonrefundable deposit will be due to Torvec upon the execution of a letter of intent with respect to the joint venture equal to 3,100,000 SAIC common shares which are freely tradable on the Asian/Chinese stock exchange. In addition, a one time licensing fee shall be due Torvec, **payable at the option of SAIC**, as follows:

    a) 88 million SAIC common shares that are freely tradable on the Asia/Chinese stock exchange, all due and payable upon the execution of the final definitive agreement establishing the joint venture; **OR**

    b) $20 million USD, due and payable upon the execution of the final definitive agreement establishing the joint venture, with additional minimum royalty payments equal to $9 million USD per year, for each of the immediately succeeding 9 years after the year in which the definitive agreement shall have been executed; **OR**

    c) $57 million USD, which amount constitutes the present value, calculated at the U.S. prime rate of 6.5%, of the aggregate dollars payable to Torvec as set forth in subparagraph "b" immediately above, all due and payable upon the execution of the final definitive agreement establishing the joint venture.

The license fee payable under this number 3 shall cover the manufacture, use and sale of all of Torvec's FTV™ technology as set forth in number 1 in all heavy equipment currently manufactured by Peng Pu as shown on the "Products Introductions" page of Peng Pu's recent blue-cover brochure.

If at any time after the execution of a letter of intent until the termination of the definitive agreement SAIC undertakes an international initial public offering (IPO) of any of its equity securities, or debt instruments convertible into equity securities, Torvec will have the option to convert any SAIC shares it owns upon commencement of such IPO into such equity securities or debt instruments based upon the ratio that the USD value of the SAIC shares then owned by Torvec bears to the pre-IPO price.

4. The FTV™ vehicle is not limited to one size and can be scaled, larger or smaller, to satisfy market demand. Fact: worldwide sales of light commercial vehicles are 9,775,000. Fact: in China sales of light commercial vehicles are 2,376,000. Fact: heavy commercial vehicle sales worldwide are 2,546,000. Fact: in China heavy commercial vehicle sales are 594,000. Numbers provided by Merrill Lynch.

5. The joint venture will guarantee Torvec $1,000 USD for each FTV™ manufactured worldwide in excess of a total of 57,000 FTVs produced. Torvec™ shall retain the right to market, sell and distribute the FTV™ in all of North America, Central America, and South America and shall pay the joint venture $1,000 USD for each sale of FTVs by Torvec in its markets, provided that the price to Torvec for its purchase of FTVs from the joint venture shall not exceed the wholesale price charged by the joint venture in any of its respective markets.

6. Torvec will supply Iso-Torque™ Differential gear sets of the appropriate size for the specific FTV™ manufactured at $120.00 USD unit price per gear set (this price is based on a differential of 18-20 lbs (9 kg) or less).

7. Nonpayment of royalties to Torvec after the production of 57,000 FTVs or the nonproduction or halt in the manufacturing of FTVs will automatically convert the exclusive license granted by Torvec to a nonexclusive license.

8. All U.S. Military rights will be retained by Torvec™.

Upon the execution of a final definitive agreement between the parties reflecting the terms and conditions set forth above, Torvec shall grant SAIC the opportunity to integrate this transaction into an overall agreement for additional Torvec technologies in exchange for freely tradable SAIC common shares.

Shareholders should know that we have chosen a former director to orchestrate the marketing and distribution of the FTV in the Americas and we are delighted that he has accepted this position. As a director of Torvec in the late '90s, he is exceptionally well qualified and very enthused about his future role. His resume follows this Update.

I want to repeat so there is no misunderstanding that this basic proposal is being discussed with other auto companies as well as Peng Pu. These other companies have asked us not to disclose their identities for the time being.

It is important for all shareholders to appreciate that any buyer of any of our products not only has to fund the purchase price but also fund the considerable ramp-up costs associated with the manufacture, marketing and distribution of the product. For example, the mass production of the FTV by Peng Pu or any other buyer will of necessity involve, among other changes, considerable modification of existing facilities (or the building of new ones), the addition of new personnel, the training of new and existing personnel to understand paradigm-shifting technology, the development of new machinery and the creation of a new assembly-line process. All of these ramp-up expenditures must be budgeted and provided for before any buyer will finally commit to a deal.

The significance of all of this to our shareholders is that it tends to slow down discussions and the decision-making process. The decision-making process is also slowed down by the buyer's desire to constantly negotiate and challenge our resolve.

These difficulties are certainly not insurmountable. On the other hand, they do take time to resolve. I want to stress that while this can be frustrating to you shareholders (and believe me, to us as well), we are actively, on a daily basis, working to resolve these issues and believe that we have the experience, confidence and determination to do so.

The technology is ready; negotiations are in progress; while we cannot predict when a deal will be made, we are confident that we will win out. Our future is bright.

Sincerely,

James Gleasman
CEO

More Info:

Hello Keith,

This is a short e-mail to update my resume and make you aware of my desire to help you import, set up a dealer body and distribute the Torvec Fastrack Vehicle (FTV) in North, Central and

South America. I have always believed in the Gleasman Technology going all the way back to the Torsen Differential that we put in the Toyota 4x4 Trucks back in 1980. Your family's inventions work. Here is brief update of my resume:

Operations Management: Start-up Specialist; One of three individuals who started Kia Motor America, one of five individuals who started Hyundai Motor America which set the best ever auto industry sales records for a start-up company.

Professional Experience:

7/01 to Present   -   Early Retirement

3/91 to 6/01   -   KIA MOTOR AMERICA   - Sr. Vice President, Fixed Operations: Responsible for Parts, Service, Technical Training, Warranty, Quality Assurance and Consumer Affairs for the USA market. Hire, train and motivate a National and Regional staff to accomplish objectives on-time and within budget.

1/85 to 12/91   -   HYUNDAI MOTOR AMERICA - Director, Service, Fleet Sales and Public Relations: Established and staffed the National Service Department, the Fleet Sales department and managed the Public Relations activities. Hyundai was the most successful start-up auto company in the 100 year history of the USA auto industry by reaching one million sales faster than any other company.

4/70 to 12/84   -   TOYOTA MOTOR SALES USA - National Sales Training, National Motorsports, National Quality Assurance, Assistant Regional Manager, National Warranty and Service Training Manager: 15 years with Toyota in the USA. Designed 12 regional training centers, hired and trained 18 Service Training Instructors. Started Motorsports in the USA for Toyota   they have won over 20 Off Road and Road Race Championships and now compete at the highest levels of the sport   Nascar, Indianapolis 500 and Formula One. While Ass't Regional Sales Manager, we tripled Sales in 20 months and were #1 in Service and #2 in Sales out of 12 Regions. During my tenure as National Quality Assurance Manager, we tested the Gleasman Torsen Differential and it is now used in over 12 car lines at Toyota. Toyota recently bought the U.S. manufacturing firm for the Torsen for $100 million.

2/67 to 3/70   -   FORD MOTOR COMPANY - Service Training Center Manager: Supervised dealership technician training on Ford and Lincoln-Mercury Car, Heavy Truck, Body and Paint and Job Entry Apprentice Training for the Los Angeles Market.

9/64 to 2/70   -   CALIFORNIA STATE UNIVERSITY LOS ANGELES
                    LOS ANGELES UNIFIED SCHOOL DISTRICT   - Taught automotive mechanics to high school, adult night school and college level students. Two of my students finished 3rd in the nation out of 12,000 participating schools in the National Plymouth Troubleshooting Contest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated October 25, 2005   Torvec, Inc.
                                                               (Registrant)

                                           By: /S/JAMES Y. GLEASMAN
                                                   James Y. Gleasman
                                                   Chief Executive Officer